# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cosan S.A., CIK 0001430162
CUSIP: 22113B103
Title of class of securities: Common shares, without par value ("Shares") and American Depositary Shares ("ADSs"), each representing four Shares
Address of issuer's principal executive offices: AV. BRIGADEIRO FARIA LIMA, 4100, 16TH FLOOR, SAO PAULO, SP, Brazil (D5), 04538-132
Date of event which requires filing of this statement: 09/21/2025
Amends the filing with accession number 0000950103-22-010578
Filed by CIK 0001449045
Persons authorized to receive notices and communications: Rubens Ometto Silveira Mello, Av. Brigadeiro Faria Lima, 4100, 16th floor, SAO PAULO, SP, Brazil (D5), 04538-132, (55)(11) 3897-9797

## Reporting persons
- Queluz Holdings Ltd. (CIK 0001449045): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 109,532,616; sole dispositive power 0; shared dispositive power 109,532,616; aggregate amount beneficially owned 109,532,616 (5.9% of the class)
  Comment: Note to Row 8, 10 and 11: See Item 5
  
  Note to Row 13: This percentage is calculated based on 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- Aguassanta Investimentos S.A.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 562,682,406; sole dispositive power 0; shared dispositive power 562,682,406; aggregate amount beneficially owned 562,682,406 (30.1% of the class)
  Comment: Note to Row 8, 10 and 11: See Item 5
  
  Note to Row 13: This percentage is calculated based on 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- Aguassanta Negocios S.A.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,268; sole dispositive power 0; shared dispositive power 20,268; aggregate amount beneficially owned 20,268 (0% of the class)
  Comment: Note to Row 8, 10 and 11: See Item 5
  
  Note to Row 13: This percentage is calculated based on 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- Rio das Pedras Acoes: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 77,640; sole dispositive power 0; shared dispositive power 77,640; aggregate amount beneficially owned 77,640 (0% of the class)
  Comment: Note to Row 8, 10 and 11: See Item 5
  
  Note to Row 13: This percentage is calculated based on 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- Rubens Ometto Silveira Mello: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 672,312,930; sole dispositive power 0; shared dispositive power 672,312,930; aggregate amount beneficially owned 672,312,930 (36% of the class)
  Comment: Note to Row 8, 10 and 11: See Item 5
  
  Note to Row 13: This percentage is calculated based on 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common shares, without par value ("Shares") and American Depositary Shares ("ADSs"), each representing four Shares
Name of issuer: Cosan S.A.
Address of issuer's principal executive offices: AV. BRIGADEIRO FARIA LIMA, 4100, 16TH FLOOR, SAO PAULO, SP, Brazil (D5), 04538-132
Comment:
This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 14, 2022 (as so amended, the "Statement") relating to common shares, no par value (the "Shares") of Cosan S.A. (the "Issuer"), a corporation (sociedade anonima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of Sao Paulo, state of Sao Paulo, at Avenida Brigadeiro Faria Lima, 4,100 - 16th floor, room 1, ZIP Code 04538-132, Brazil. The Issuer's American depositary shares ("ADSs"), each representing four Shares, are listed on the New York Stock Exchange under the symbol "CSAN." Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the original statement on Schedule 13D.

This Amendment No. 1 is being filed to reflect the proposed acquisition of additional Shares of the Issuer by Aguassanta Investimentos S.A., a corporation (sociedade anonima) of indefinite term incorporated under the laws of Brazil ("AS Investimentos") and Queluz Holdings Limited, a business company organized under the laws of the British Virgin Islands ("Queluz" and, together with AS Investimentos, "Holdings Aguassanta") pursuant to an investment agreement (Acordo de Investimento e Outras Avencas) entered into among the Issuer, Holdings Aguassanta, entities affiliated with BTG Pactual Holding and investment vehicles managed by BTG Pactual Asset Management ("BTG"), and investment vehicles managed by Perfin Infra Administracao de Recursos Ltda. ("Perfin" and, collectively with BTG, the "Investors" and, the Investors, collectively with Holdings Aguassanta, the "Anchor Investors") dated as of September 21, 2025 (the "Investment Agreement").

Pursuant to Rule 13d-1(j) under the Exchange Act, in presenting this Statement, the Reporting Persons (as defined below) have relied on the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2025.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly on behalf of each of (i) Queluz, (ii) AS Investimentos, (iii) Aguassanta Negocios S.A., a corporation (sociedade anonima) of indefinite term incorporated under the laws of Brazil ("AS Negocios"), (iv) Rio das Pedras Acoes, an equities fund organized under the laws of Brazil ("Rio das Pedras") and (v) Mr. Rubens Ometto Silveira Mello ("Mr. Mello") (collectively, the "Reporting Persons"). Queluz, AS Investimentos, AS Negocios and Rio das Pedras are controlled by Mr. Mello. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 3 to the original statement on Schedule 13D, pursuant to which the Reporting Persons have agreed to file this Statement (including any amendments thereto) jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.
Residence or business address: The address of the principal office of Queluz is Mercy Building, 2nd floor, Purcell Estate, Road Town, Tortola, British Virgin Islands. The address of the principal office of AS Investimentos is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The address of the principal office of AS Negocios is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The address of the principal office of Rio das Pedras is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The business address for Mr. Mello is Av. Brigadeiro Faria Lima, 4100 - 16th floor, Sao Paulo, SP 04538-132, Brazil. The name, business address, present principal occupation or employment, principal business address of such employer (if not Queluz, AS Investimentos, AS Negocios or Rio das Pedras) and citizenship of each director and controlling person of Queluz, AS Investimentos, AS Negocios or Rio das Pedras is set forth in Schedule A.
Present principal occupation or employment: Each of Queluz, AS Investimentos and AS Negocios is a holding company, and Rio das Pedras is an equities fund, which principal business is investing in securities of the Issuer and its affiliates. Mr. Mello is the chairman of the board of the directors of the Issuer and the controlling shareholder of each of Queluz, AS Investimentos, AS Negocios and Rio das Pedras.
Criminal convictions in the last five years: (d) - (e) During the last five years, none of the Reporting Persons, and to the best of knowledge of each Reporting Person, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: Queluz is organized under the laws of the British Virgin Islands. Each of AS Investimentos, AS Negocios and Rio das Pedras is organized under the laws of Brazil. Mr. Mello is natural person holding Brazilian citizenship.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the original statement on Schedule 13D is supplemented by adding the following paragraphs immediately after the last paragraph of such item:

On September 21, 2025, the Issuer, Holdings Aguassanta and the Investors entered into the Investment Agreement. The purpose of the Investment Agreement is to structure a strategic transaction involving the execution, by the Issuer, of two primary public offerings of Shares, subject to the terms and conditions of the Investment Agreement and the requisite corporate approvals. The first public offering will be anchored by the Anchor Investors.

Primary Public Offerings of Shares

The first public offering of Shares will be structured by the Issuer in Brazil as an Issuer with Large Market Exposure (Emissora com Grande Exposicao ao Mercado - EGEM), in accordance with Resolution No. 160/22 of the Brazilian Securities Commission (Comissao de Valores Mobiliarios) ("CVM"). This offering will be made without priority rights for the Issuer's shareholders and is expected to result in a primary issuance of up to 1,450,000,000 Shares (the "First Base Offering"). The offering size may be increased by up to 25%, resulting in an additional issuance of up to 362,500,000 Shares (the "First Public Offering"), depending on the outcome of the bookbuilding process. Subscriptions by the Anchor Investors will occur as part of the First Public Offering in Brazil, and the distribution plan for the offering will also take into account the Issuer's historical shareholder base.

The second public offering of Shares will also be structured by the Issuer in Brazil, pursuant to CVM Resolution No. 160/22. This offering will include priority rights for subscription, granted to shareholders holding Shares in the Issuer as of the close of business on September 19, 2025 (the last trading session prior to the announcement of the transactions described in this Statement), excluding any Shares to be subscribed in the First Public Offering. The second public offering is expected to result in a primary issuance of up to 550,000,000 Shares (the "Second Public Offering"). Together, the First Public Offering and the Second Public Offering are referred to as the "Public Offerings."

The total number of Shares issued pursuant to the Public Offerings will not exceed 2,000,000,000 Shares. Should the aggregate number of Shares in the Second Public Offering approach this limit, the number of Shares to be issued in the Second Public Offering will be adjusted to ensure that the cap is not exceeded.

The Anchor Investors have committed, subject to the satisfaction of the terms and conditions of the Investment Agreement, to subscribe and pay for a sufficient number of Shares in the First Public Offering to ensure the placement of 100% of the First Base Offering. The total value of this commitment is equivalent to R$7,250,000,000, with a price per share of R$5.00. The actual price per Share in the First Public Offering will be determined by the Issuer's board of directors upon conclusion of the bookbuilding process. The price per Share in the Second Public Offering will be the same as the price per Share in the First Public Offering. The Investment Agreement provides for a termination fee, consistent with market practice for comparable transactions, should the Public Offerings not be completed as a result of a decision of the Issuer's management.

The investment by the Anchor Investors will be made through a newly established holding company (the "New Holding"), in which Holdings Aguassanta will also hold a stake as of the settlement date of the First Public Offering. The Investors, subject to certain conditions precedent, will make contributions to the New Holding in amounts corresponding to their respective investment commitments, on or prior to the settlement of the First Public Offering.

A lock-up period will apply to 50% of the Shares subscribed for in the First Public Offering by investors other than the Anchor Investors. This lock-up period will last for a period of two years from the settlement date of the First Public Offering. The Anchor Investors have agreed that 50% of the Shares subscribed by New Holding in the First Public Offering will be subject to a longer lock-up period, which will last for a period of four years from the settlement date of the First Public Offering. Additionally, all other Shares subscribed by New Holding and the Investors in the First Public Offering will be subject to a lock-up period of 100 days from the settlement date of the First Public Offering. The Shares to be issued in the Second Public Offering will not be subject to any lock-up restrictions.

The source of the funds to be used by AS Investimentos and Queluz in subscribing for the Shares has not yet been determined.

Holdings Aguassanta, the New Holding and the Investors are expected to enter into a Shareholders' Agreement, which will be executed on the settlement date of the First Public Offering.

Corporate Approvals and Conditions Precedent for Investment

The implementation of the Public Offerings is contingent upon the approval by the Issuer's Extraordinary General Meeting ("EGM") of: (i) an increase in the limit of the Issuer's authorized capital to 8,000,000,000 common shares (the "Authorized Capital Increase"); (ii) the granting of an express waiver, solely to the Investors and New Holding from the requirement to conduct a tender offer upon reaching a relevant ownership interest, pursuant to Article 37 of the Issuer's bylaws, such waiver being necessary to enable the Investors to invest in the Issuer's capital stock, notwithstanding the waiver already provided for in the same article for the execution of the Shareholders' Agreement; (iii) authorize the Issuer's executive officers to undertake all actions necessary or desirable to implement resolutions (i) and (ii); and (iv) amend and restate the Issuer's bylaws to reflect the approval of resolution (i). On September 23, 2025, the Issuer convened the EGM to consider the above matters. The EGM is scheduled for October 23, 2025.

In addition, the conduct of the Public Offerings is subject to customary conditions precedent for transactions of this nature, as well as: (i) the conduct of the First Public Offering with a minimum of 1,450,000,000 shares issued; and (ii) the settlement of the First Public Offering occurring no later than November 14, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original statement on Schedule 13D is amended and restated to read as follows:

The Shares to which this Statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer's securities. The Shares to be subscribed for by Holdings Aguassanta as part of the transactions described in Item 3 will be acquired with the purpose of investing in the Issuer's securities.

Mr. Mello is the chairman of the board of the directors of the Issuer and the controlling shareholder of each of Queluz, AS Investimentos, AS Negocios and Rio das Pedras. Each of the Shares entitles its holder to one vote. Mr. Mello controls 36.0% of the Issuer's issued and outstanding share capital and voting power by virtue of his beneficial ownership and control of 672,312,930 of the Issuer's Shares (including the Shares represented by ADSs).

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (D) encourage (including, without limitation, through their designees on the Issuer's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer's capitalization or dividend policy, (iii) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (iv) changing the Issuer's by-laws, and (v) other changes to the Issuer's business or structure. In addition, the directors of the Issuer who are affiliated with Mr. Mello may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer's organizational documents.

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the original statement on Schedule 13D is amended and restated to read as follows:

(a) - (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i) Queluz beneficially owns, and has shared power to vote or dispose of, 109,532,616 Shares, representing 5.9% of the outstanding Shares of the Issuer;

(ii) AS Investimentos beneficially owns, and has shared power to vote or dispose of 562,682,406 Shares, representing 30.1% of the outstanding Shares of the Issuer;

(iii) AS Negocios beneficially owns, and has shared power to vote or dispose of 20,268 Shares, representing 0.0% of the outstanding Shares of the Issuer;

(iv) Rio das Pedras beneficially owns, and has shared power to vote or dispose of 77,640 Shares, representing 0.0% of the outstanding Shares of the Issuer; and

(v) Mr. Mello beneficially owns, and has shared power to vote or dispose of 672,312,930 Shares, representing 36.0% of the outstanding Shares of the Issuer (by virtue of his beneficial ownership and control of Shares owned by Queluz, AS Investimentos, AS Negocios and Rio das Pedras).
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3 and 4 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving Shares or ADSs of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Inapplicable.

The information set forth in Items 2 and 3 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original statement on Schedule 13D is amended and restated to read as follows:

Except as otherwise contemplated herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See the original statement on Schedule 13D.

## Signatures
- Queluz Holdings Ltd.: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Director and President (09/23/2025)
- Queluz Holdings Ltd.: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Director and Vice-President (09/23/2025)
- Aguassanta Investimentos S.A.: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Director and President (09/23/2025)
- Aguassanta Investimentos S.A.: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Vice-President (09/23/2025)
- Aguassanta Negocios S.A.: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Director and President (09/23/2025)
- Aguassanta Negocios S.A.: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Vice-President (09/23/2025)
- Rio das Pedras Acoes: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Executive Officer (09/23/2025)
- Rio das Pedras Acoes: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Executive Officer (09/23/2025)
- Rubens Ometto Silveira Mello: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello (09/23/2025)